Exhibit 99-1


The Ordinary Shares of Taro Pharmaceutical Industries Ltd. (as shown in Item 4 of the attached U.S. Securities and Exchange Commission ("SEC") Form 4, Statement of Beneficial Ownership) (the "Securities") are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of Templeton Asset Management Ltd. ("TAML"). Investment management contracts grant to TAML all investment and/or voting power over the securities owned by such clients, except as otherwise disclosed below. Therefore, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), TAML may be deemed to be the beneficial owner of the Securities.

Beneficial ownership by TAML is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as Franklin Resources, Inc. ("FRI"), where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC ("FMA"), an indirect wholly-owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, "FRI affiliates"). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of
Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. FRI, the Principal Shareholders and TAML disclaim any pecuniary interest in any of the Securities.

FRI, the Principal Shareholders, and TAML believe that they are not a "group" within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.